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PROSPECTUS SUPPLEMENT
(To Prospectus Dated May 2, 2001)

2,000,000 Shares WPS RESOURCES CORPORATION Common Stock

    WPS Resources Corporation is selling 2,000,000 shares of common stock. Our common stock is listed on the New York Stock Exchange under the symbol "WPS." On December 11, 2001, the last sale price of our common stock, as reported in the New York Stock Exchange Composite Transactions, was $34.36 per share. Purchasers of WPS Resources common stock described herein will not be holders of record entitled to receive the next regular common stock dividend payable on December 20, 2001.

    See "Risk Factors" beginning on page S-5 for a discussion of certain risk factors that prospective investors should consider before investing in our common stock.

	Per Share	Total
Public Offering Price	$34.36	$68,720,000
Underwriting Commission	$1.20	$2,400,000
Proceeds, before expenses, to WPS Resources	$33.16	$66,320,000

    The underwriters may also purchase up to an additional 300,000 shares at the public offering price, less the underwriting commission, within 30 days from the date of this prospectus supplement to cover over-allotments.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

    We expect certificates for the shares of common stock to be ready for delivery in New York, New York on or about December 17, 2001.

A.G. Edwards & Sons, Inc.
Robert W. Baird & Co.
Edward D. Jones & Co., L.P.
Legg Mason Wood Walker Incorporated

    The date of this prospectus supplement is December 11, 2001.

Markets Served by WPS Resources' Subsidiaries

Regulated Utilities

Nonregulated Subsidiaries

S–2

SUMMARY

    This summary provides an overview of WPS Resources and its subsidiaries and certain key aspects of the offering. This summary is not complete and does not contain all of the information you should consider before purchasing our common stock. Before purchasing our common stock, you should read carefully all of the information contained or incorporated by reference in this prospectus supplement and prospectus, including the "Risk Factors" section.

    We are a holding company, based in Green Bay, Wisconsin. Our principal subsidiary is Wisconsin Public Service Corporation, a regulated electric and natural gas utility that generates and distributes energy in northeastern Wisconsin and an adjacent portion of Michigan. Our other major subsidiaries include Upper Peninsula Power Company, a regulated electric utility operating in the northern half of Michigan's Upper Peninsula, and two nonregulated subsidiaries, WPS Power Development, Inc. and WPS Energy Services, Inc. WPS Power Development develops, owns and operates nonregulated electric generation facilities and synthetic fuel processing and steam production facilities in various locations in the United States. WPS Energy Services provides energy and related products and services in the nonregulated energy market in the northeast quadrant of the United States and adjacent portions of Canada. See the maps on the facing page for more detailed information on our markets. In 2000, our regulated operations contributed $72.2 million to our net income and our two nonregulated subsidiaries contributed $2.7 million to our net income. Other expenses of $7.9 million included in our consolidated net income consist of holding company expenses, primarily interest expense on debt used to fund capital contributions to our nonregulated subsidiaries, partially offset by net income from other nonutility subsidiaries, and nonregulated operations of our utility subsidiaries.

    Our principal executive offices are located at 700 North Adams Street, Green Bay, Wisconsin 54301. Our telephone number is (920) 433-1727.

The Offering

Issuer	WPS Resources Corporation
Securities Offered	2,000,000 shares of Common Stock
Number of Shares of Common Stock Outstanding After the Offering	30,801,533 (not including over-allotments)
Current Common Stock Dividend Rate	$0.525 per quarter
Range of Prices per Share of Common Stock (January 1, 2001 through December 11, 2001)	$36.625 - $31.000
New York Stock Exchange Listing Symbol	WPS
Use of Proceeds	To retire short-term debt and for general corporate purposes

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Summary Consolidated Financial Information
(Amounts in thousands, except per share amounts)

    The following table sets forth selected financial information for WPS Resources and its subsidiaries on a consolidated basis. You should read the following table in conjunction with the consolidated financial statements and notes included in our Annual Report on Form 10-K for the year ended December 31, 2000 and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, both of which are incorporated by reference into this prospectus supplement and prospectus.

	Years ended December 31,					Twelve months ended Sept. 30,
	1996	1997	1998	1999	2000	2001
						(Unaudited)
Income Statement Data:
Operating Revenues	$916,449	$935,837	$1,063,736	$1,098,540	$1,951,574	$2,810,877
Operating Income	$112,652	$108,161	$100,044	$119,737	$112,830	$118,234
Net Income	$52,885	$55,809	$46,631	$59,565	$66,993	$70,581
Average Number of Shares of Common Stock Outstanding	26,545	26,527	26,511	26,644	26,463	27,544
Basic and Diluted Earnings per Average Share of Common Stock	$1.99	$2.10	$1.76	$2.24	$2.53	$2.56
Dividends per Share of Common Stock	$1.88	$1.92	$1.96	$2.00	$2.04	$2.07
	As of September 30, 2001
	(Unaudited)
	Actual	As Adjusted(1)	As Adjusted Percentage
Balance Sheet Data:
Common Stock Equity	$620,503	$686,823	43.79%
Preferred Stock of Subsidiary with no Mandatory Redemption	51,146	51,146	3.26%
Company Obligated Mandatorily Redeemable Trust Preferred Securities of Subsidiary Trust	50,000	50,000	3.19%
Long-term Capital Lease Obligations	72,487	72,487	4.62%
Long-term Debt	708,077	708,077	45.14%

Total Capitalization	$1,502,213	$1,568,533	100.00%

(1)
The "As Adjusted" column reflects the estimated net proceeds from the issuance of 2,000,000 shares of common stock offered by this prospectus supplement and prospectus, but does not include the net proceeds from the issuance of up to 300,000 shares of common stock issuable upon the exercise of the underwriters' over-allotment option.

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RISK FACTORS

    You should carefully consider the following risk factors, as well as the other information included or incorporated by reference in this prospectus supplement and the attached prospectus, before making an investment in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known or that we currently believe to be immaterial may also adversely affect us.

We operate in an increasingly competitive industry, which may affect our future earnings.

    The energy industry has been undergoing dramatic structural change for several years, resulting in increasing competitive pressure on electric and natural gas utility companies. Increased competition may create greater risks to the stability of utility earnings generally and may in the future reduce our utility earnings from retail electric and natural gas sales. The future of deregulation in the utility industry and its impact on our future is uncertain. At the present time, Wisconsin has not adopted legislation or regulations that would allow customers to choose their electric supplier. All Michigan electric customers will be able to choose their electric generation suppliers by January 1, 2002 as a result of the Customer Choice Act. The utility industry expects increased competition for generation services in Michigan with the introduction of retail direct access in that state.

    To the extent competitive pressures increase and the pricing and sale of electricity assumes more of the characteristics of a commodity business, the economics of our business may come under increasing pressure. In addition, regulatory changes may increase access to electricity transmission grids by utility and nonutility purchasers and sellers of electricity, thus potentially resulting in a significant number of additional competitors in wholesale power generation.

Our ability to achieve growth in our generation business depends upon the availability of suitable projects for purchase or development.

    Our strategy for the growth of our generation business depends upon our ability to identify and complete acquisitions and development projects at appropriate prices. Our nonregulated electric generation segment has achieved growth through acquisition and we expect that it will continue to grow through acquisition. There can be no assurance that the projects we have acquired to date or projects that we may acquire in the future will perform as expected or that the returns from those projects will support the indebtedness incurred to acquire them or the capital expenditures needed to maintain or develop them. In addition, many of our competitors are seeking opportunities to acquire or develop energy assets. This competition may adversely affect our ability to make investments or acquisitions.

Changes in state regulatory policy and authorized retail rates of our utility subsidiaries may have a material impact on our income.

    The Public Service Commission of Wisconsin regulates Wisconsin Public Service's retail utility rates in the State of Wisconsin, including Wisconsin Public Service's permitted ratio of debt-to-equity and allowable return on equity. Wisconsin Public Service is generally required to file a rate case with the Wisconsin Commission every two years based on a forward-looking test year period. The Michigan Public Service Commission regulates the retail utility rates in the State of Michigan of both Wisconsin Public Service and Upper Peninsula Power. Over time there may be substantial changes in the regulatory environment in both jurisdictions, and any changes could have an adverse effect on the revenues and income of our utility subsidiaries.

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If we are unable to sell electricity generated from our facilities at market prices, our revenues and profit margins will be negatively affected.

    The Federal Energy Regulatory Commission has authorized us to sell generation from our nonregulated facilities at market prices. The FERC retains the authority to modify or withdraw our market based rate authority. If the FERC determines that the market is not workably competitive, that we possess market power or that we are not charging just and reasonable rates, then the FERC may require us to sell power at a price based upon the costs we incur in producing the power. Our revenues and profit margins will be negatively affected by any reduction by the FERC of the rates we may receive.

Significantly increased fuel and purchased power costs may have an adverse effect on our nonregulated business.

    Our nonregulated subsidiaries, WPS Power Development and WPS Energy Services, may experience increased expenses, including interest costs and uncollectibles, higher working capital requirements and possibly some level of price sensitive reduction in volumes sold as a result of increases in the cost of fuel or purchased power. Our regulated utilities, however, are able to pass on higher natural gas costs, electric production fuel costs and purchased power costs to their customers.

We remain liable for the safe operation, maintenance and decommissioning of our share of the Kewaunee nuclear plant and our share of the expenses of implementing process improvements at the Kewaunee plant.

    We remain liable for the safe operation, maintenance and decommissioning of our 59% share of the Kewaunee plant even though we transferred operation of the plant to Nuclear Management Company. In addition, we will be liable for our share of the costs (approximately $14 million, based on the 59% ownership interest) of implementing the process improvements currently underway at the plant. We have requested the Public Service Commission of Wisconsin to authorize deferral of the process improvement costs for recovery in future customer rates, subject to the usual requirements respecting the reasonableness and prudence of incurring the costs.

We could incur material expenses as a result of our obligations to comply with existing and new environmental laws and regulations.

    We are subject to extensive environmental regulations in connection with the ongoing conduct of our business and to civil and criminal liability for failure to comply with these regulations. We are also generally responsible for all on site liabilities associated with the environmental condition of our power generation facilities, former manufactured gas plant sites and other facilities which we have previously owned and/or operated or currently own and/or operate regardless of when the liabilities arose and whether they are currently known or unknown.

    In addition, as part of an industry wide focus, capital expenditures at two of our coal fired facilities have been the subject of a formal request for information from the Environmental Protection Agency. If an enforcement proceeding or litigation in connection with this request, or in connection with any proceeding for noncompliance with environmental laws, were commenced and resolved against us, we could be required to invest significantly in new emission control equipment, accelerate the timing of other capital expenditures, pay penalties and/or halt certain operations. Moreover, new environmental laws and regulations, or new interpretations of existing laws and regulations, affecting our operations or facilities may be adopted which may cause us to incur additional material expenses.

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We are a holding company and our ability to access the revenues and assets of our subsidiaries is subject to a number of limitations.

    In general, any claim of WPS Resources against the assets of its subsidiaries is subject to the prior rights of the creditors of those subsidiaries. In addition, the Wisconsin public utility holding company law prohibits public utility subsidiaries from making loans to, or pledging their credit for, nonutility members of a Wisconsin public utility holding company system, including the holding company.

    Orders of the Public Service Commission of Wisconsin limit the amount of ordinary dividends that Wisconsin Public Service may pay to WPS Resources and require that the debt-to-equity ratio of Wisconsin Public Service remain within a specified range. The articles of incorporation of Wisconsin Public Service also limit the amount of dividends it may pay on its common stock if its common stock and common stock surplus account are less than 25% of its total capitalization. Bond indenture provisions currently limit the amount of dividends which may be paid by Upper Peninsula Power to WPS Resources.

    Substantially all of the physical assets of Wisconsin Public Service and Upper Peninsula Power secure outstanding bond issues of Wisconsin Public Service and Upper Peninsula Power. Substantially all of the generating assets of WPS Power Development's subsidiaries have been mortgaged to secure acquisition financing.

The Wisconsin public utility holding company law requires that corporate holding companies of Wisconsin public utilities be corporations organized under the laws of Wisconsin and contains other provisions which could delay or prevent the acquisition of a Wisconsin public utility holding company and thus adversely affect the value of our common stock.

    Subject to an exception for certain holding companies organized or created before November 28, 1985, the Wisconsin public utility holding company law requires that any corporation that is a direct or indirect holding company of a Wisconsin public utility be incorporated under the laws of Wisconsin, thereby limiting the number of potential acquirers of WPS Resources. This provision is currently being challenged by another Wisconsin holding company in the federal courts. The Wisconsin public utility holding company law also precludes the acquisition of 10% or more of the voting shares of a holding company of a Wisconsin public utility unless the Public Service Commission of Wisconsin has first determined that the acquisition is in the best interests of utility consumers, investors and the public. Those interests may, to some extent, be mutually exclusive. These provisions of the Wisconsin public utility holding company law may delay, or reduce the likelihood of, a sale or change of control of WPS Resources, thus reducing the likelihood that you will receive a takeover premium for your shares.

Provisions in our articles of incorporation, bylaws and the Wisconsin Business Corporation Law and our shareholder rights plan may inhibit a takeover, which could adversely affect the value of our common stock.

    Our articles of incorporation, bylaws and shareholder rights plan, as well as provisions of the Wisconsin Business Corporation Law, also contain provisions that could delay or prevent a change of control or changes in our management that a shareholder might consider favorable and may prevent you from receiving a takeover premium for your shares.

S–7

Internal Revenue Service policies may materially limit the economic benefit we can realize from our synthetic fuel production facility.

    We have significantly reduced our consolidated federal income tax liability for the past 3 years through tax credits available to us under Section 29 of the Internal Revenue Code for the production and sale of solid synthetic fuel from coal. Our ability to further utilize these credits and maximize the value of our synthetic fuel production facility is limited by Section 29. As a result, we have sold a portion of our synthetic fuel facility to a third party which can utilize the additional credits available given the production capacity of the facility. The IRS strictly enforces compliance with all of the technical requirements of Section 29. The sale agreement contains a rescission provision tied to the receipt of a satisfactory private letter ruling from the Internal Revenue Service, which is a typical requirement of transactions of this type. In addition, compliance with Section 29 is likely to be audited by the IRS.

S–8

FORWARD-LOOKING STATEMENTS

    Except for historical data and statements of current fact, the information contained or incorporated by reference in this prospectus supplement and prospectus constitutes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. Any references to plans, goals, beliefs or expectations in respect to future events and conditions or to estimates are forward-looking statements. Although we believe that statements of our expectations are based on reasonable assumptions, forward-looking statements are inherently uncertain and subject to risks and should be viewed with caution. Actual results or experience could differ materially from the forward-looking statements as a result of many factors. Forward-looking statements included or incorporated in this prospectus supplement and prospectus include, but are not limited to statements regarding:

  •
  expectations regarding future revenues,
  •
  estimated future capital expenditures,
  •
  the expected costs of purchased power in the future,
  •
  the costs of decommissioning nuclear generating plants,
  •
  the recovery of deferred costs,
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  future cleanup costs associated with manufactured gas plant sites and
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  statements in Management's Discussion and Analysis of Financial Condition and Results of Operations regarding trends or estimates, incorporated by reference from our annual report on Form 10-K for the year ended December 31, 2000 and quarterly reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001.

    We cannot predict the course of future events or anticipate the interaction of multiple factors beyond our control and their effect on revenues, project timing and costs. Some risk factors that could cause results different from any forward-looking statement include:

  •
  the speed and degree to which competition enters the electric and natural gas industries,
  •
  the adoption of, or changes in, state and federal legislation, regulation, interpretation or enforcement,
  •
  state and federal rate regulation,
  •
  changes in the economic climate,
  •
  changes in the direction and amount of industrial, commercial and residential growth,
  •
  the adoption of new, or changes in the interpretation of environmental regulations or unanticipated environmental problems or proceedings,
  •
  the weather,
  •
  the timing and extent of changes in commodity prices,
  •
  the timing and extent of changes in interest rates,
  •
  acts of terrorism,
  •
  availability of generating facilities,
  •
  changes in the capital markets and
  •
  opportunities for expansion in nonregulated energy markets.

We make no commitment to disclose any revisions to the forward-looking statements as a result of facts, events or circumstances after the date of this prospectus supplement.

USE OF PROCEEDS

    The information in this section supplements the information in the "Use of Proceeds" section beginning on page 5 of the attached prospectus. Please read these two sections together.

    We will add the net proceeds from the sale of our common stock to our general funds. We expect to use our general funds to repay a portion of WPS Resources' short-term borrowings incurred for funding the equity of our subsidiaries (approximately $30,000,000) and for general corporate purposes. On November 30, 2001, WPS Resources had an aggregate of approximately $51,000,000 of short-term borrowings, which had maturities of up to 30 days and had a weighted average annual interest rate of 2.15%.

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WPS RESOURCES

    Overview of Operations.  We are a holding company incorporated in Wisconsin in 1993. Our four major subsidiaries provide electric and natural gas energy and related services in both regulated and nonregulated energy markets. Our principal subsidiary is Wisconsin Public Service Corporation, a regulated electric and natural gas utility serving an 11,000 square mile service territory in northeastern Wisconsin and a portion of Michigan's Upper Peninsula. In 2000, Wisconsin Public Service served approximately 395,000 retail electric customers and 235,000 retail natural gas customers. In 1998, we acquired Upper Peninsula Power Company, a regulated electric utility serving a 4,500 square mile area of Michigan's Upper Peninsula. In 2000, Upper Peninsula Power served approximately 50,000 retail electric customers. In April 2001, we acquired Wisconsin Fuel and Light Company, a natural gas utility serving approximately 50,000 retail natural gas customers in Wausau and Manitowoc, Wisconsin, through the merger of that utility with Wisconsin Public Service.

    Our major nonregulated subsidiaries consist of WPS Power Development and WPS Energy Services. WPS Power Development develops, owns and operates nonregulated electric generation facilities, steam production facilities and a synthetic fuel processing facility. Those facilities currently consist of electric generation facilities in Wisconsin, Maine, Pennsylvania and New Brunswick, Canada, steam production facilities in Arkansas and Oregon and a synthetic fuel processing facility in Kentucky. WPS Energy Services is a diversified nonregulated energy supply and services company, serving commercial, industrial and wholesale customers and aggregated groups of residential customers. Its principal operations are in Illinois, Maine, Michigan, Ohio and Wisconsin and its principal market is the northeast quadrant of the United States and adjacent portions of Canada.

    Shareholder Return.  As of December 31, 2000, WPS Resources provided investors with a 10 year annualized rate of return of 11.3%, based on a 6.8% dividend return and 4.5% return as a result of stock price appreciation. WPS Resources and Wisconsin Public Service have a combined 43 year history of annually increasing common stock dividends. Our goal is to have a dividend payout ratio of 70% or less by 2003 by increasing net income, while simultaneously continuing our policy of annual common stock dividend increases. We expect to derive up to 15% of our consolidated net income in 2001 from our nonregulated operations.

S–10

    Revenues and Net Income.  Information concerning the relative contributions of our principal business segments to our consolidated revenues and consolidated net income during the last three years and for the twelve months ended September 30, 2001 is set forth below.

CONSOLIDATED REVENUES
(Thousands)

	Year Ended December 31,
							Twelve months ended Sept. 30, 2001 (Unaudited)
	1998		1999		2000
	Amount	%	Amount	%	Amount	%	Amount	%
Electric Utility	$550,004	51.7	$590,359	53.8	$642,705	32.9	$679,299	24.2
Natural Gas Utility	165,111	15.5	191,521	17.4	264,519	13.6	355,186	12.6
WPS Power Development	5,919.6		35,400	3.2	128,135	6.6	148,424	5.3
WPS Energy Services	351,258	33.0	292,212	26.6	955,622	48.9	1,668,568	59.3
Other(1)	(8,556)	(0.8)	(10,952)	(1.0)	(39,407)	(2.0)	(40,600)	(1.4)

Total	$1,063,736	100.0	$1,098,540	100.0	$1,951,574	100.0	$2,810,877	100.0

CONSOLIDATED NET INCOME
(Thousands)

	Year Ended December 31,
							Twelve months ended Sept. 30, 2001 (Unaudited)
	1998		1999		2000
	Amount	%	Amount	%	Amount	%	Amount	%
Electric Utility	$50,488	108.2	$56,083	94.2	$60,653	90.6	$59,101	83.7
Natural Gas Utility	5,912	12.7	11,246	18.9	11,577	17.3	12,284	17.4
WPS Power Development	(2,432)	(5.2)	(3,799)	(6.4)	931	1.4	2,470	3.5
WPS Energy Services	(6,869)	(14.7)	(3,488)	(5.9)	1,734	2.6	3,519	5.0
Other(1)	(468)	(1.0)	(477)	(0.8)	(7,902)	(11.9)	(6,793)	(9.6)

Total	$46,631	100.0	$59,565	100.0	$66,993	100.0	$70,581	100.0

(1)
"Other" represents nonutility operations of our regulated subsidiaries, subsidiaries of WPS Resources not specifically mentioned, direct holding company activities and reconciling eliminations necessary to accurately report consolidated revenues.

    Employee Stock Ownership.  Over 90% of our employees are also shareholders. Current and retired employees together own approximately 11% of our outstanding common stock.

    Strategy.  We plan to maintain and build upon our solid utility base while seeking to enhance earnings growth in the nonregulated areas of electric generation and energy marketing and consulting. Our long-term strategy includes remaining in generation markets. In our nonregulated operations, we seek to build on our experience in energy generation and delivery and to capitalize on opportunities arising from the simultaneous ownership of nonregulated generation facilities and a nonregulated energy services provider. Since we cannot predict what regulatory or legislative changes may occur or their impact on us, we instead strive to maintain a maximum amount of strategic, operating and financial flexibility.

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REGULATED OPERATIONS

Competitive Strengths

    Energy conversion and transportation are the core strengths of our utility operations. We seek to keep operations costs low by maintaining facilities, using state-of-the-art technology and equipment and staying abreast of a rapidly changing energy environment. More specific competitive strengths of our utility operations include:

  •
  Financial Strength. Wisconsin Public Service's long-term debt is currently among the most highly rated of any electric utility in the country. As a result, Wisconsin Public Service has enjoyed ready access to the capital markets.

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  Low Cost Provider of Energy Services. Wisconsin Public Service's electric production costs have been consistently low, as compared to other midwest providers of electricity. See "Average Electric Production Costs," below for a more detailed comparison of our average electric utility production costs with those of other midwest providers. Wisconsin Public Service is also one of the lowest cost natural gas providers in Wisconsin.

  •
  State-of-the-Art Electric and Natural Gas Distribution System. Our facilities include a state-of-the-art distribution system and an automated meter reading system which we are in the process of implementing, resulting in low operation and maintenance costs. Approximately 90% of the 20,000 miles of electric distribution lines owned by Wisconsin Public Service are 24.9 kv lines. These distribution lines require fewer substations and result in less electrical loss and better voltage regulation. Of the 5,500 miles of natural gas main owned by Wisconsin Public Service, approximately 3,800 miles, or 70%, consist of plastic pipe. Plastic pipe resists corrosion, resulting in lower maintenance costs, and is generally considered to have safety advantages over steel pipe.

  •
  Superior Service. We are in the process of deploying automated meter reading technology throughout our Wisconsin service territory. This investment eliminates the need for travel to customers' properties and will provide our utility with real time energy use data. We are also using internet based technology to enable our customers to manage their energy needs. In 2001,Wisconsin Public Service ranked in the top 5% of United States utilities in a nationally recognized independent customer survey of overall customer satisfaction of electric residential customers.

  •
  Customer Focus. We believe creating a competitive generation market in Wisconsin is the proper course for the future. A competitive market will result in innovative, reliable and less costly energy for our customers. It will also set the stage for customer choice in the future. Wisconsin Public Service believes, in a competitive market place, it will be successful in retaining and acquiring energy customers throughout the region because of its customer solutions strategy.

  •
  Excellent Labor Relations and Dedicated Employees. We believe that much of our past success has been due to our experienced and loyal workforce. In its 118 year history, Wisconsin Public Service has never had a labor strike. Annual employee turnover at our utilities in 2000 was 2%.

S–12

Energy Sales

    Our utility subsidiaries have experienced a steady increase in demand for electricity and natural gas over the last three years, as reflected in the following table depicting the volumes of electricity sold and natural gas distributed during that period.

	1998	1999	2000
Regulated Electric Sales (megawatt hours)	12,438,681	12,797,782	13,317,489
Regulated Natural Gas Throughput (therms)	774,422,089	836,285,214	875,329,087

    On July 31, 2001, Wisconsin Public Service reached a record hourly electric demand peak of 2,173 megawatts. This was the sixth consecutive summer that Wisconsin Public Service set a "peak" record for electricity use per hour. Wisconsin Public Service was able to meet this demand through an economical combination of owned generation capacity and the purchase of excess power from energy markets. Wisconsin Public Service has secured future supply for the summers of 2002 and 2003 to ensure that it meets the 18% reserve margin required by the Public Service Commission of Wisconsin.

Customer Mix

    As of September 30, 2001, our utility subsidiaries served over 445,000 electric retail customers and more than 286,000 natural gas retail customers. Electric and natural gas utility revenues in 2000 were derived from the following mix of customers:

2000 Electric Utility Revenue	2000 Natural Gas Utility Revenue

    In 2000, 29 paper mills accounted for 12% of Wisconsin Public Service's electric revenues. Major paper mill customers of Wisconsin Public Service include Procter & Gamble, Georgia Pacific and Nicolet Paper in Green Bay, Wisconsin and Stora Enso, Wausau Mosinee Paper and Rhinelander Paper in north central Wisconsin. In 2000, no single commercial/industrial customer accounted for more than 3% of our electric revenues.

    Wholesale electric customers of Wisconsin Public Service accounted for approximately 11% of our electric utility revenues in 2000. Wholesale customers include municipal utilities, electric cooperatives, energy marketers, other investor owned utilities and a municipal joint action agency.

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Source of Supply

    Electric Supply.  Our electric utility subsidiaries have over 2,000 megawatts of electric generating capacity, based on summer 2000 capacity. As reflected in the following chart, generation facilities owned by Wisconsin Public Service supplied 81% of its electric needs in 2000.

Wisconsin Public Service
2000 Electric Utility Source of Supply

    Upper Peninsula Power met approximately 10% of its energy demand through its 37.9 megawatts of hydro facilities with the remainder supplied through purchased power, much of which was purchased from Wisconsin Public Service.

    Natural Gas Supply.  Wisconsin Public Service contracts for fixed term firm natural gas supplies with approximately 12 to 16 suppliers each year. The service territory of Wisconsin Public Service is primarily served by ANR Pipeline Company. Wisconsin Public Service has also contracted with ANR for firm underground storage capacity located in Michigan. Additional supplies are purchased on the monthly spot market as required to supplement supplies from fixed term firm contracts. Wisconsin Public Service currently has sufficient natural gas supplies under contract to meet its expected fixed term firm natural gas needs and its expected peak day natural gas needs for the 2001-2002 heating season.

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Average Electric Production Cost

    In recent years, Wisconsin Public Service's average electric production costs per kilowatt hour have been very competitive in the Midwest, as compared with the average electric production costs of neighboring utilities and electric power producers included in the Mid-America Interconnected Network, Inc. ("MAIN") and the Mid-Continent Area Power Pool ("MAPP").

Wisconsin Public Service
Average Electric Production Cost

(1)
MAIN is an association of 43 utilities, power producers and marketers, which together serve all of Illinois and portions of Missouri, Wisconsin, Iowa, Minnesota and Michigan. MAPP is a voluntary organization with 105 members, of which 68 are utilities located in the upper midwest and in portions of Canada adjacent to upper midwestern states.

Planned Construction and Related Plans for Future Capacity

    Our previously announced plans to upgrade or expand the generation and distribution capacities of our utility subsidiaries or to otherwise secure future electric generation capacity include the following:

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  The recently completed replacement of the steam generators at our Kewaunee nuclear plant. On September 24, 2001, Wisconsin Public Service acquired Madison Gas and Electric Company's 17.8% (90 megawatts) interest in the Kewaunee plant.

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  The installation, by Wisconsin Public Service and/or Upper Peninsula Power, of one or two 75 megawatt combustion turbines. This addition along with other purchase power contracts is expected to meet peak capacity requirements for 2003.

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  The addition of 56 megawatts of generating capacity to the De Pere Energy Center, an affiliate of Calpine Corporation, an independent power producer, by 2004. Wisconsin Public Service has the right to purchase the output of this facility through December 31, 2023.

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  Construction, jointly with Minnesota Power, of a 250 mile, 345 kilovolt transmission line from Wausau, Wisconsin to Duluth, Minnesota, more generally known as the Weston-to-Arrowhead transmission line, to provide additional access to low cost purchased power from Canada and the western United States.

  •
  Construction of a coal fired generation unit with a capacity of up to 500 megawatts, proposed to be completed about 2007 and to be sited at our Pulliam or Weston plant site.

S–15

    We expect capitalized expenditures at our utilities to average approximately $175 million per year for the next 5 years and to be financed primarily with internally generated funds.

Other Recent Developments Affecting Our Utility Assets and Facilities

    We have recently taken three major steps affecting our utility assets and facilities that are intended to prepare our utilities for the competitive energy market of the future.

  •
  American Transmission Company. In 2001, our utility subsidiaries contributed over 2,300 miles of transmission lines to American Transmission, a regional transmission company, in exchange for a 15.1% equity interest in the company. Wisconsin Public Service expects to contribute its interest in the proposed Weston-to-Arrowhead transmission line to American Transmission, upon completion of the construction of that line, resulting in an increase in our equity interest in American Transmission to approximately 25%. American Transmission is a regulated transmission company organized to construct, operate, maintain and expand transmission facilities in eastern Wisconsin, Michigan's Upper Peninsula and a portion of Illinois. As a result of the transfers to date, we are no longer subject to an asset cap limitation on nonregulated investments, under Wisconsin law, which would otherwise be applicable to those investments. This provides WPS Resources with the flexibility to increase its nonregulated investments.

  •
  Nuclear Management Company. Wisconsin Public Service also participated in the creation of Nuclear Management in 2000. This company combines the expertise of five companies in the operation of six nuclear power plants. Wisconsin Public Service transferred all nonunion employees of its Kewaunee nuclear plant to Nuclear Management and turned over the operation of the plant to that company effective August 7, 2000. The formation of Nuclear Management is intended to improve the operational performance and long-term safety and reliability of the participating nuclear power plants. Overall plant operations will, nonetheless, continue to be staffed by the same personnel and Wisconsin Public Service will have the same ownership rights and obligations that it had with respect to the Kewaunee plant before it transferred operational responsibility to Nuclear Management.

  •
  Asset Management Program. We have initiated a 5 to 7 year program involving the assessment of all assets of Wisconsin Public Service and Upper Peninsula Power which are no longer needed for utility operations, identifying alternative uses to maximize their value. The program began with an initial agreement with the State of Wisconsin to ultimately transfer 9,200 acres of forest and waterfront land along the Peshtigo River in northeastern Wisconsin to the State over a 4-year period. We expect the asset management program to contribute between $0.15 and $0.25 per share to WPS Resources on an average annual basis over the 5 to 7 year period.

State Regulatory Environment

    Wisconsin Public Service is primarily regulated by the Public Service Commission of Wisconsin. The Michigan operations of Wisconsin Public Service and Upper Peninsula Power are regulated by the Michigan Public Service Commission. Wisconsin utility regulators appear to be moving cautiously in the area of deregulation. Since 1997, the Public Service Commission of Wisconsin has been primarily concerned with issues of electric reliability. Although it is studying deregulation, the Public Service Commission of Wisconsin has not yet moved to a deregulated retail market. Effective January 1, 2002, all Michigan electric customers of investor owned and cooperative utilities will have the right to choose their generation supplier. The movement to customer choice in Michigan will not, however, be accompanied by deregulation of the generation services provided by current electric utilities.

    In both Wisconsin and Michigan, the majority of the largest natural gas customers have a choice of their natural gas commodity supplier. Wisconsin Public Service anticipates permitting all of its

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customers to choose their natural gas supplier upon completion of its ongoing installation of an automated meter reading system.

    Customer Rates.  On April 12, 2001, Wisconsin Public Service filed an application with the Public Service Commission of Wisconsin for additional rate relief in 2002. Wisconsin Public Service requested an $86.8 million, or 16.1%, increase in retail electric rates and a $13.5 million, or 4.5%, increase in retail natural gas rates for 2002. A 12.6% return on equity was requested, with equity constituting 55% of the capital structure. Current Wisconsin Public Service rates include an authorized rate of return on equity of 12.1%. These requested rate increases are largely due to costs associated with joining American Transmission and improvements at the Kewaunee plant. We expect the Public Service Commission of Wisconsin to issue a rate order late in the first quarter of 2002.

    Due to the seasonal nature of the natural gas utility business in Wisconsin, in September 2001, Wisconsin Public Service requested interim rate relief for the period beginning January 1, 2002 until new rates are issued under the original rate filing for 2002 described above. On December 4, 2001 the Public Service Commission of Wisconsin authorized interim rate relief anticipated to be effective January 1, 2002. We anticipate that the interim rate order will be issued by December 31, 2001. The interim rate order is expected to authorize an increase of approximately $55 million in annual electric revenues and approximately $11 million in annual gas revenues for the interim period. These revenues will be subject to refund to the extent that they exceed the revenues authorized in the final rate order.

    Wisconsin and Michigan regulation allows for the adjustment of customer electric rates to pass on changes in the cost of fuel when those costs exceed specified parameters. For natural gas operations, changes in the cost of natural gas are passed on to natural gas customers currently through a "purchased gas adjustment clause."

NONREGULATED OPERATIONS

Strategy

    Our strategy in our nonregulated operations includes:

  •
  Disciplined Acquisitions in Niche Markets in the United States and Canada. WPS Power Development seeks to identify niche markets where we can acquire generation facilities and use our operational experience. We look for niche markets either in very fluid marketplaces or in transmission constrained areas with the potential for good economic growth.

  •
  A Focus on Energy Delivery Services in the Northeast Quadrant of the United States. WPS Energy Services has focused its marketing efforts on the northeast quadrant of the United States and adjacent portions of Canada. The northeast quadrant of the United States is one of the largest energy consuming areas in the country and is leading the nation in developing an efficient and effective deregulated energy market. Each office is staffed with individuals experienced in their regional market.

  •
  Capitalizing on Our Ownership of Both Nonregulated Generation Facilities and a Nonregulated Energy Services Provider. We believe that the ownership of both nonregulated generation facilities and a nonregulated energy services provider presents unique opportunities for operational efficiencies and risk management. WPS Energy Services provides 24 hour energy management of, and marketing for, WPS Power Development's electric generation and production assets. WPS Power Development and WPS Energy Services also work together to identify markets where WPS Power Development can generate the electric power required to support WPS Energy Services' sales commitments. Through such cooperative efforts, we seek to enhance our sales of electric energy generated by WPS Power Development while simultaneously reducing the risks associated with WPS Energy Services' electric energy delivery obligations.

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  •
  The Effective Use of Technology. WPS Energy Services' patented internet based DENet® technology enables it to monitor and control the operation of WPS Power Development's generating facilities in Maine, Pennsylvania and Wisconsin. Its interactive, internet based Energy Manager System allows customers to manage their energy needs from one site by providing timely, useful, personalized information for energy tracking and planning, using real-time data and continuous market information.

  •
  Making Manageable Capital Expenditures to Improve Earnings Results. Our goal is to contribute to consolidated net income growth through capital investments in our nonregulated subsidiaries of approximately $150 million per year. Because of our relatively small size, we believe that even such relatively modest expenditures can result in an appreciable contribution to our consolidated net income.

WPS Power Development, Inc.

    Overview of Operations.  WPS Power Development develops, owns and operates nonregulated electric generation facilities and provides services to the electric power generation industry in the United States and Canada. Services include project development, engineering and management services and operation and maintenance services. WPS Power Development has expertise in cogeneration, distributed generation, generation from renewables and generation plant repowering projects.

    WPS Power Development's assets have grown significantly over the last three years, with total assets increasing from $33 million at the end of 1998 to $233 million at the end of 2000.

WPS Power Development
Asset Growth

    Generation Assets.  WPS Power Development's current electric generation assets include:

  •
  A 67% ownership interest in the Mid-American—Stoneman Power Plant, a 53 megawatt coal fired merchant steam plant located in southwestern Wisconsin, with plans to expand it to a 250 megawatt coal fired generating facility.

  •
  69 megawatts of hydro and fossil fueled generation assets located in northern Maine and New Brunswick, Canada.

  •
  The Sunbury Generation Station, a 473 megawatt coal fired generation facility located in Pennsylvania.

  •
  The Westwood Generating Station, a 30 megawatt generation facility which burns waste anthracite coal material (i.e., culm), located in Pennsylvania.

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  •
  Completion of a new 50 megawatt cogeneration facility in Combined Locks, Wisconsin. The natural gas fired combustion turbine at that facility began generating electricity in the fourth quarter of 2001; the heat recovery system will be completed in the second quarter of 2002.

    Synthetic Fuel and Other Facilities.  WPS Power Development also owns and operates a facility in Kentucky, which produces synthetic fuel from coal. Federal law allows the owner of the facility tax credits of approximately $20 to $25 per ton of synthetic fuel produced and sold. The tax credits generated to date exceed our current needs. WPS Power Development therefore sold a portion of its interest in this synthetic fuel operation in the fourth quarter of 2001 to more fully realize the project's economic value. WPS Power Development also owns steam boilers in Arkansas and Oregon and landfill and waste gas generating facilities in Wisconsin.

    WPS Power Development is in discussions with Sierra Pacific Resources regarding the joint development of Sierra Pacific's Tracy/Pinon Power Station in Nevada.

    WPS Power Development has recently become the successful bidder for three electric generation facilities. The facilities have an aggregate capacity of about 250 megawatts. We estimate that total costs relating to this acquisition will be approximately $50 million to $70 million. There are no long term contracts in place for the sale of the output of the facilities. Definitive agreements remain to be negotiated, and we anticipate that the acquisition will be completed in the first half of 2002. We anticipate that WPS Power Development will ultimately finance the acquisition with long-term debt.

WPS Energy Services, Inc.

    Overview of Operations.  WPS Energy Services is a diversified, nonregulated energy supply and services company with its principal operations in Illinois, Maine, Michigan, Ohio and Wisconsin. WPS Energy Services operates in the retail and wholesale nonregulated energy marketplace. Its emphasis is on servicing commercial, industrial and wholesale customers, as well as "aggregated" residential customers, in the northeast quadrant of the United States and adjacent portions of Canada. Aggregated residential customers consist of associations or groups of residential customers, which have joined together to negotiate purchases of electric or natural gas energy as a larger group. These associations and groups, in turn, may consist of individuals, municipalities or other types of customers.

    WPS Energy Services provides individualized energy supply options and strategies that allow customers to manage energy needs while capitalizing on opportunities resulting from deregulation. WPS Energy Services provides natural gas, electric and alternate fuel products, real time energy management services, energy utilization consulting and project management. It also recently developed a natural gas storage facility in Michigan.

    WPS Energy Services' local presence facilitates operational excellence and customer service in areas in which it supplies electricity and natural gas. In a 2001 nationally recognized independent survey WPS Energy Services was ranked number one for overall customer satisfaction among natural gas marketers in the United States.

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    Sales Volumes.  Although seasonal in nature, WPS Energy Services sales volumes have been increasing as shown in the following graphs.

WPS Energy Services Electric Sales Volume	WPS Energy Services Natural Gas Sales Volume

    Competitive retail electric supply contracts have recently increased retail electric sales volumes to 600 megawatts primarily as the result of WPS Energy Services':

  •
  5-year agreement to serve the electric needs of the City of Cleveland beginning in the third quarter of 2001;

  •
  4-year agreement to serve the aggregated residential load of six municipalities in the Toledo, Ohio area;

  •
  Selection as the standard offer provider in northern Maine for a three year period beginning March 1, 2001; and

  •
  Increased large commercial and industrial sales in southern Maine.

    A standard offer provider is the default provider of electric supply for all customers who do not choose to participate in the competitive market. As a result of these and other gains in the Maine retail electric market, WPS Energy Services has captured nearly all the electric load in northern Maine. It continues to expand its electric marketing in southern and central Maine.

    In September 2001, WPS Energy Services began flowing natural gas into a new three billion cubic foot natural gas storage facility in St. Clair County, Michigan. The facility interconnects with the ANR Pipeline, which directly connects to Michigan Consolidated Gas Company and the emerging natural gas trading hub in Ontario, Canada. The facility has access to both the Great Lakes Gas and Vector Pipeline transmission systems.

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UNDERWRITING

    Subject to the terms and conditions set forth in the underwriting agreement, we have agreed to sell to each of the underwriters named below and each of the underwriters has severally agreed to purchase, shares of our common stock which will equal the number of shares set forth opposite the name of each underwriter.

Underwriter	Number of Shares
A.G. Edwards & Sons, Inc.	1,100,000
Robert W. Baird & Co. Incorporated	300,000
Edward D. Jones & Co., L.P.	300,000
Legg Mason Wood Walker, Incorporated	300,000

Total	2,000,000

    Under the terms and conditions of the underwriting agreement, the underwriters have agreed to take and pay for all the shares of common stock offered by this prospectus supplement and prospectus, if any are taken.

    The underwriters are offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

    Over-allotment Option.  We have granted an option to the underwriters to purchase up to an aggregate of 300,000 additional shares of our common stock at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any over-allotments. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions contained in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to the number initially purchased by that underwriter as reflected in the above table.

    Offering Price, Concessions and Reallowances.  The underwriters have advised us that they propose initially to offer the shares of our common stock to the public at the public offering price on the cover page of this prospectus supplement and to certain securities dealers at that price less a concession not in excess of $0.70 per share. The underwriters may allow and such dealers may reallow, a discount not in excess of $0.10 per share to other dealers. After we release the shares of common stock for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

    Price Stabilization, Short Positions and Penalty Bids.  In connection with this offering, the rules of the Securities and Exchange Commission permit the underwriters to engage in transactions that stabilize the price of the common stock. Those transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

    If the underwriters create a short position in the common stock in connection with the offering (i.e., if they sell more shares than are listed on the cover of this prospectus supplement), the underwriters may reduce that short position by purchasing shares in the open market. The underwriters

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may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of those purchases.

    Neither the underwriters nor we make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither the underwriters nor we make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

    Restrictions on Sales of Similar Securities.  We have agreed that, for 90 days after the date of this prospectus supplement, we will not directly or indirectly sell, offer or enter into an agreement to sell, grant any option for the sale of, or otherwise dispose of any shares of our common stock or securities convertible into, or exercisable for, shares of our common stock, except for securities offered and sold under our Stock Investment Plan, our employee or director benefit or compensation plans and this prospectus supplement and prospectus, unless we have first obtained the written consent of the underwriters. We have also agreed not to file during that period, without the prior written consent of the underwriters, a registration statement with the Securities and Exchange Commission relating to the sale of shares of our common stock or securities convertible into, or exercisable for, shares of our common stock, except for any registration statement related to our Stock Investment Plan or our employee or director benefit or compensation plans.

    Other Relationships.  Certain of the underwriters and their affiliates have engaged and in the future may engage in investment banking transactions with, and provide services to, WPS Resources or its subsidiaries in the ordinary course of business.

LEGAL MATTERS

    Our counsel, Foley & Lardner, Milwaukee, Wisconsin, will issue its opinion as to the validity of the shares of common stock being issued. Schiff Hardin & Waite, Chicago, Illinois, will issue an opinion for the underwriters as to certain matters relating to the offering of the shares of common stock.

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PROSPECTUS

WPS RESOURCES CORPORATION
700 North Adams Street
P.O. Box 19001
Green Bay, Wisconsin 54307-9001
(920) 433-1727

$250,000,000

DEBT SECURITIES
COMMON STOCK (WITH ASSOCIATED PURCHASE RIGHTS)

    We will provide specific terms of these securities in supplements to this prospectus.

    You should read this prospectus and any supplement carefully before you invest.

    These securities have not been approved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 2, 2001.

SUMMARY

    This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the terms of our securities, you should carefully read this document with the attached prospectus supplement. Together these documents will give the specific terms of the securities we are offering. You should also read the documents we have incorporated by reference into this prospectus for information on us and our financial statements.

The Securities We May Offer

    This prospectus is part of a registration statement (No. 333-88525) that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may offer from time to time up to $250,000,000 of the following securities: debt securities and common stock with associated common stock purchase rights. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus.

Debt Securities

    We may offer unsecured general obligations of our company, which may be senior or subordinate. We will refer to the senior debt securities and the subordinated debt securities together in this prospectus as the "debt securities." The senior debt securities will have the same rank as all of our other unsecured, unsubordinated debt. The subordinated debt securities will be entitled to payment only after payment on our senior indebtedness. Senior indebtedness includes all indebtedness for money borrowed by us, except our currently outstanding junior subordinated deferrable interest debentures due 2038 and any indebtedness issued in the future that is stated to be not superior to, or to have the same rank as, the subordinated debt securities.

    Claims of creditors and any preferred shareholders of each of our subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of our creditors. The debt securities therefore will be effectively subordinated to creditors, including holders of secured indebtedness, and preferred shareholders of our subsidiaries.

    The senior debt securities will be issued under an indenture between us and U.S. Bank National Association. The subordinated debt securities will be issued under an indenture between us and the trustee we name in a prospectus supplement. We encourage you to read the indentures which are exhibits to the registration statement and our recent periodic and current reports that we file with the Securities and Exchange Commission.

General Indenture Provisions that Apply to Senior and Subordinated Debt Securities

    Neither indenture limits the amount of debt that we may incur. In addition, neither indenture provides holders with any protection should there be a recapitalization or restructuring involving our company.

    The indentures allow us to merge or consolidate with another company, or to sell all or most of our assets to another company. If these events occur, the other company will be required to assume our responsibilities relating to the debt securities, and we will be released from all liabilities and obligations.

    The indentures provide that holders of a majority of the outstanding principal amount of any series of debt securities may vote to change our obligations or your rights concerning that series.

However, to change the amount or timing of payments of principal or interest or other payments for a series of debt securities, every holder in the series must consent.

    We may discharge our obligations under the indenture relating to the senior or subordinated debt securities by depositing with the trustee sufficient funds or government obligations to pay the senior or subordinated debt securities when due.

Events of Default

    Each indenture provides that the following are events of default:

  •
  If we do not pay interest for 30 days after its due date.

  •
  If we do not pay principal or premium when due.

  •
  If we continue to breach a covenant for 60 days after notice.

  •
  If we enter bankruptcy or become insolvent.

    If an event of default occurs with respect to any series of debt securities, the trustee or holders of 25% of the outstanding principal amount of that series may declare the principal amount of the series immediately payable. However, holders of a majority of the principal amount may rescind this action. If the event of default is due to our bankruptcy or insolvency, the outstanding principal amount of all the debt securities will become immediately payable, without any action on the part of the trustees or the holders of the debt securities.

General Indenture Provisions that Apply Only to Senior Debt Securities

    Our failure to pay when due, subject to any applicable grace period, any principal of, or interest on, any indebtedness for borrowed money incurred or guaranteed by us in the aggregate principal amount of at least $50,000,000 constitutes an event of default under the senior indenture.

    The senior indenture requires us, so long as any senior debt securities are outstanding:

  •
  to own all of the outstanding shares of voting common stock of Wisconsin Public Service Corporation unless we transfer the shares pursuant to our merger or consolidation or sale of substantially all of our properties.

  •
  not to pledge or grant a security interest or permit any pledge, security interest or other lien upon any common stock of any of our subsidiaries owned directly or indirectly by us to secure indebtedness for money borrowed without securing the senior debt securities equally and ratably with the other secured indebtedness except for:

  •
  pledges, security interests or encumbrances created to secure the purchase price of the common stock of the subsidiaries,

  •
  liens and security interests existing at the time of our acquisition of the shares or

  •
  any extension or renewal of any permitted pledge, security interest or encumbrance.

General Indenture Provisions that Apply Only to Subordinated Debt Securities

    The subordinated debt securities will be subordinated to all senior indebtedness. In addition, as previously noted under "Debt Securities," claims of the creditors and preferred shareholders of each of our subsidiaries generally will have priority with respect to that subsidiary's assets and earnings over the claims of our creditors, including holders of the subordinated debt securities. The subordinated debt securities, therefore, will be effectively subordinated to creditors and preferred shareholders of our subsidiaries.

Common Stock

    We may offer shares of our common stock, par value $1.00 per share. Holders of our common stock are entitled to receive dividends when and if declared by the Board of Directors. Each holder of our common stock is entitled to one vote per share. The holders of our common stock have no preemptive rights or cumulative voting rights. Our articles of incorporation do not presently authorize our company to issue preferred stock or other stock having rights prior to those of the holders of our common stock.

    Each share of our common stock will have an associated right to purchase one share of our common stock at an exercise price of $85 per share. The rights are not presently exercisable. Under certain circumstances, however, each right will entitle the holder to purchase at the exercise price our common stock having a market value of twice the exercise price. See "DESCRIPTION OF COMMON STOCK—Pre-emptive Rights; Common Stock Purchase Rights" in this Prospectus.

Ratios of Earnings to Fixed Charges

    The ratio of earnings to fixed charges for each of the periods indicated are as follows:

	Year Ended December 31,
	2000	1999	1998	1997	1996
Ratio of earnings to fixed charges	2.24	3.19	3.21	3.65	3.57

    We have computed the ratio of earnings to fixed charges by dividing earnings, which includes income before taxes and fixed charges, by fixed charges. This calculation excludes the effects of accounting changes which have been made over time. "Fixed charges" consist of (1) interest on debt and a portion of rentals determined to be representative of interest and (2) the preferred stock dividend requirements of our subsidiaries. The preferred stock dividend requirements of our subsidiaries were assumed to be equal to the pre-tax earnings that would be required to cover such dividend requirements based on our effective income tax rates for the respective periods.

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange Commission filings are also available to the public at the Commission's web site at http://www.sec.gov.

    The Securities and Exchange Commission allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

  i.
  Annual Report on Form 10-K for the year ended December 31, 2000;

  ii.
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

  iii.
  Current Reports on Form 8-K filed on January 5, 2001 and April 2, 2001; and

  iv.
  Description of Common Stock contained in Registration Statement on Form 8-B filed on June 1, 1994; and

  v.
  Description of Common Stock Purchase Rights contained in Registration Statement on Form 8-A filed on December 13, 1996.

    You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

      WPS Resources Corporation
      Attn: Secretary
      700 North Adams Street
      P.O. Box 19001
      Green Bay, Wisconsin 54307-9001
      (920) 433-1727

    Our reports are also available on our website located at http://www.wpsr.com.

    You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

THE COMPANY

    We operate as a holding company with both regulated and non-regulated business units. We are organized under the laws of the State of Wisconsin. Our principal wholly-owned subsidiary is Wisconsin Public Service Corporation, a regulated electric and gas utility operating in northeastern Wisconsin and the Upper Peninsula of Michigan. Our other major subsidiaries are Upper Peninsula Power Company, a regulated electric company operating in the Upper Peninsula of Michigan; WPS Energy Services, Inc., a diversified energy company which sells electric energy, natural gas and alternate fuel products, real-time energy management services, energy utilization consulting services and project management; and WPS Power Development, Inc., which develops, acquires and owns electric, steam and synthetic fuel projects and provides services to the electric power generation industry.

USE OF PROCEEDS

    Unless otherwise specified in the applicable prospectus supplement, we will use the net proceeds we receive from the sale of the securities offered by this prospectus and the accompanying prospectus supplement for general corporate purposes. General corporate purposes may include the repayment of debt and investments in or extensions of credit to our subsidiaries. It is likely, however, that most of the securities offered pursuant to this prospectus and the accompanying prospectus supplement will be issued in connection with the financing of possible acquisitions or business expansion. We may invest the net proceeds temporarily or apply the net proceeds to repay short-term debt until we use the net proceeds for one of these stated purposes.

DESCRIPTION OF THE DEBT SECURITIES

    The following description of the terms of the debt securities sets forth general terms that may apply to the debt securities. The particular terms of any series of debt securities will be described in the prospectus supplement relating to those debt securities.

    The debt securities will be either our senior debt securities or our subordinated debt securities. The senior debt securities will be issued under an indenture dated as of October 1, 1999 between us and U.S. Bank National Association, Cincinnati, Ohio as trustee. This indenture is referred to as the "senior indenture." The subordinated debt securities will be issued under an indenture to be entered into between us and the trustee named in a prospectus supplement. This indenture is referred to as the "subordinated indenture." This prospectus refers to the senior indenture and the subordinated indenture together as the "indentures."

    The following is a summary of the most important provisions of the indentures. Copies of the entire indentures are exhibits to the registration statement of which this prospectus is a part. Section references below are to the section in the applicable indenture. The referenced sections of the indentures are incorporated by reference.

General

    Neither indenture limits the amount of debt securities that we may issue. Each indenture provides that debt securities may be issued up to the principal amount authorized by us from time to time. The senior debt securities will be unsecured and will have the same rank as all of our other unsecured and unsubordinated debt. The subordinated debt securities will be unsecured and will be subordinated and junior to all senior indebtedness.

    The debt securities may be issued in one or more separate series of senior debt securities or subordinated debt securities. The prospectus supplement relating to the particular series of debt securities being offered will specify the particular amounts, prices and terms of those debt securities. These terms may include:

  •
  the title of the debt securities;

  •
  any limit on the aggregate principal amount of the debt securities of the series;

  •
  the date on which the debt securities will mature;

  •
  the interest rate or rates, or the method of determining those rates;

  •
  the date from which interest will accrue or the method for determining such date;

  •
  the interest payment dates and the regular record dates;

  •
  the places where payments may be made;

  •
  any mandatory or optional redemption provisions;

  •
  any sinking fund or analogous provisions;

  •
  the portion of principal amount of the debt security payable upon acceleration of maturity if other than the full principal amount;

  •
  any additions to the events of default or covenants included in the indenture under which the debt securities are issued, as described in this prospectus;

  •
  if other than U.S. dollars, the currency or currencies, or units based on or related to currencies, in which payments on the debt securities will be payable;

  •
  whether the debt securities will be issued in the form of a global security;

  •
  any other specific terms of the debt securities.

    The debt securities will be registered debt securities and, unless otherwise specified in the prospectus supplement, will be payable in U.S. dollars in denominations of $1,000 or an integral multiple of $1,000. (Sections 2.01 and 3.01)

    Some of the debt securities may be issued as original issue discount debt securities. Original issue discount securities bear no interest or bear interest at below-market rates and will be sold at a discount below their stated principal amount. The applicable prospectus supplement will also contain any special tax, accounting or other information relating to original issue discount securities or to other kinds of debt securities that may be offered, including debt securities linked to an index or payable in currencies other than U.S. dollars.

Exchange, Registration and Transfer

    Debt securities may be transferred or exchanged at the corporate trust office of the security registrar or at any other office or agency maintained by us for those purposes. Except as otherwise described in a prospectus supplement, no service charge will be payable upon the transfer or exchange of debt securities, except for any applicable tax or governmental charge. (Section 3.05) The designated security registrar for the senior debt securities is U.S. Bank National Association, located at 425 Walnut Street, Sixth Floor, Cincinnati, Ohio 45202. The security registrar for the subordinated debt securities will be designated in a prospectus supplement.

    In the event of any redemption of any series of debt securities, we will not be required to:

  1.
  issue, register the transfer of, or exchange, debt securities of any series between the opening of business 15 business days before the date of the mailing of the notice of redemption of the debt securities of that series to be redeemed and the close of business on the date of mailing of the relevant notice of redemption; or

  2.
  register the transfer of, or exchange, any debt security selected for redemption, in whole or in part, except the unredeemed portion of any debt security being redeemed in part. (Section 3.05)

Payment and Paying Agent

    We will pay principal, interest and any premium on debt securities which are not global securities at the office of the paying agent. We will make payment of interest on the debt securities which are not global securities by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or the applicable prospectus supplement. We will also make payments by wire transfer to a U.S. bank designated by a holder of debt securities in an aggregate principal amount of at least $10,000,000, all of which have the same interest payment dates, upon receipt of a written request from the holder, on or before the record date for the payment, designating the account to which the payment is to be made. (Section 2.05)

    If any amount payable on any debt security remains unclaimed at the end of two years after the amount became due and payable, the paying agent will release any unclaimed amounts to us, and the holder of the debt security will look only to us for payment. (Section 10.07)

    The paying agent for the senior debt securities is U.S. Bank National Association, located at 425 Walnut Street, Sixth Floor, Cincinnati, Ohio 45202. The paying agent for the subordinated debt securities will be designated in the applicable prospectus supplement.

Book-Entry Securities

    We may initially issue the debt securities of any series in the form of one or more global securities under a book-entry only system operated by a securities depositary. Unless otherwise specified in the applicable Prospectus Supplement, the Depository Trust Company ("DTC"), New York, New York, will act as securities depositary for each series of debt securities that are issued as fully-registered securities. The indenture trustee will register in the name of Cede & Co. (DTC's partnership nominee) those securities for which DTC is acting as depositary. Individual purchases of book-entry interests in any of the debt securities will be made in book-entry form. So long as Cede & Co., as nominee of DTC, is the securityholder, references in this prospectus to holders of the debt securities or registered owners will mean Cede & Co., rather than the owners of beneficial ownership interests in the debt securities.

    DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the settlement among DTC participants of securities transactions such as transfers and pledges of deposited securities through electronic computerized book-entry changes in accounts of DTC direct participants, thereby eliminating the need for physical movement of securities certificates. DTC direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of the DTC direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a DTC direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

    Anyone desiring to purchase debt securities under the DTC system must make these purchases by or through DTC direct participants which will receive a credit for the debt securities on DTC's records. The direct and indirect participants will in turn record the ownership interest of each actual purchaser of the debt securities on the records of the direct or indirect participant. DTC will not provide beneficial owners of the debt securities with written confirmations of their purchases. Owners of book-entry interests should receive from the direct or indirect participant written confirmations of their purchases providing details of the beneficial owners transactions, as well as periodic statements of their holdings. DTC direct and indirect participants are to effect transfers of beneficial ownership interests by entries made on the books of the DTC direct or indirect participants acting on behalf of the beneficial owners. Owners of beneficial interests in the debt securities will not receive or be entitled to receive certificates representing their ownership interests in the debt securities, except as described below upon the discontinuance of the use of the book-entry system.

    Principal and the redemption price of, and interest payments on the debt securities held by or on behalf of DTC as depositary will be made to Cede & Co., as nominee of DTC. DTC's practice is to credit the accounts of DTC direct participants upon DTC's receipt from the issuer or trustee of funds and corresponding detail information on a payment date in accordance with their respective holdings shown on the records of DTC. Payments by DTC direct and indirect participants to owners of beneficial ownership interests in the debt securities will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such DTC direct or indirect participant and not of DTC, the indenture trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. DTC is responsible for disbursing such payments to the appropriate DTC direct participants, and those DTC direct participants, and any indirect participants, are in turn responsible for disbursing the payment to the owners of beneficial ownership interests.

    To facilitate subsequent transfers, the indenture trustee will register all debt securities which DTC direct participants deposit with DTC in the name of DTC's partnership nominee, Cede & Co. The deposit of debt securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities; DTC's records reflect only the identity of the DTC direct participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by DTC to DTC direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners of debt securities will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    The indenture trustees will send redemption notices to DTC. If we are redeeming less than all of the debt securities within an issue, DTC's practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

    Neither DTC nor Cede & Co. will consent or vote with respect to the debt securities. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those DTC direct participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the omnibus proxy).

    DTC may discontinue providing its services as debt securities depositary with respect to the debt securities at any time by giving reasonable notice to us or the indenture trustee. Under these circumstances, in the event that a successor securities depositary is not obtained, debt security certificates are required to be printed and delivered.

    We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, we will cause debt security certificates to be printed and delivered.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but neither we, the indenture trustees nor any underwriter takes any responsibility for the accuracy of the description of DTC's business organization and procedures.

    Neither we nor the trustees under the indentures will have any responsibility or obligation to any DTC direct or indirect participant or any owner of a book-entry interest or any other person not shown on the registration books of the trustees as being a holder of the debt securities with respect to: (1) any debt securities; (2) the accuracy of any records maintained by DTC or any DTC direct or indirect participant; (3) the payment by DTC or any DTC direct or indirect participant of any amount due to any owner of a book-entry interest in respect of the principal or redemption price of or interest on the debt securities; (4) the delivery by DTC or any DTC direct or indirect participant of any notice to any owner of a book-entry interest which is required or permitted under the terms of the indentures to be given to holders of the debt securities; (5) the selection of the owners of a book-entry interest to receive payment in the event of any partial redemption of any senior debt securities; or (6) any consent given or other action taken by DTC or its nominee as holder of the debt securities.

Limitation on Merger, Consolidation and Certain Sales of Assets

    We may, without the consent of the holders of the debt securities, merge into or consolidate with any other corporation, or convey or transfer all or substantially all of our properties and assets to another person provided that:

  1.
  the successor is a corporation;

  2.
  the successor expressly assumes on the same terms and conditions all the obligations under the debt securities and the indentures;

  3.
  immediately after giving effect to the transaction, there is no default under the applicable indenture; and

  4.
  we deliver to the trustees a certificate and an opinion of counsel stating that the transaction complies with the indentures. (Sections 8.01 and 8.02)

    The remaining or acquiring corporation will take over all of our rights and obligations under the indentures. (Section 8.03)

Satisfaction and Discharge; Defeasance

    We may be discharged from our obligations on the debt securities of any series that have matured or will mature or be redeemed within one year if we deposit with the trustee enough cash to pay all the principal, interest and any premium due to the stated maturity date or redemption date of the debt securities. (Section 4.01)

    Each indenture contains a provision that permits either (1) our discharge from all of our obligations (subject to limited exceptions) with respect to any series of debt securities then outstanding or (2) our release from our obligations under covenants respecting any series of debt securities and from the consequences of an event of default resulting from the breach of those covenants.

    To exercise either of these two options, we must deposit in trust with the trustee enough money to pay in full the principal, interest and premium on the series of debt securities. This amount may be made in cash and/or U.S. government obligations. (Sections 13.02 and 13.03) As a condition to exercising either of the above options, we must deliver to the trustee a ruling directed to the trustee from the Internal Revenue Service or an opinion of counsel based on an Internal Revenue Service Ruling or a change in applicable federal income tax law since the date of the indenture, in each case to the effect that the holders of the debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of the action and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if the action had not taken place. (Section 13.04)

    If we exercise either of these options, the holders of the debt securities of the series affected will be entitled to receive, solely from the trust fund, payments of principal, interest and premium on the debt securities and will not be entitled to any of the other benefits of the indenture, except for limited provisions including our obligations respecting registration of transfer and exchange of debt securities, replacement of lost, stolen or mutilated debt securities, maintenance of paying agencies and holding moneys for payment in trust. (Sections 13.02 and 13.03)

Events of Default, Notice and Waiver

    Each indenture defines an event of default with respect to any series of debt securities as one or more of the following events:

  •
  our failure to pay interest on any debt security for 30 days after it is due;

  •
  our failure to pay the principal or any premium on any debt securities when due;

  •
  our failure to perform any other covenant in the debt securities of the series or in the applicable indenture with respect to debt securities of that series for 60 days after being given notice of the failure; and

  •
  our entering into bankruptcy or becoming insolvent.

    In addition, our failure to pay when due, subject to any applicable grace period, any principal of, or interest on, any indebtedness for borrowed money incurred or guaranteed by us in the aggregate principal amount of at least $50,000,000 constitutes an event of default under the senior indenture. An event of default for one series of debt securities is not necessarily an event of default for any other series of debt securities. (Section 5.01)

    Each indenture requires the trustee to give the holders of a series of debt securities notice of a default with respect to that series within 30 days unless the default is cured or waived. However, the trustee may withhold this notice if it determines in good faith that it is in the interest of those holders. The trustee may not, however, withhold this notice in the case of a payment default. (Section 6.02)

    Other than the duty to act with the required standard of care during an event of default, a trustee is not obligated to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of debt securities, unless the holders have offered to the trustee reasonable indemnification. (Section 6.03) Generally, the holders of a majority in principal amount of outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or other power conferred on the trustee. (Section 5.12)

    If an event of default with respect to series of debt securities (other than due to events of bankruptcy, insolvency or reorganization) occurs, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, by notice in writing to us and to the trustee, may declare the unpaid principal of and accrued interest on all the debt securities of that series to be due and payable immediately and, upon any such declaration, the debt securities of that series will become immediately due and payable.

    If an event of default occurs due to bankruptcy, insolvency or reorganization, all unpaid principal of and accrued interest on the outstanding debt securities of any series will become immediately due and payable without any declaration or other act on the part of the trustee or any holder of any debt security of that series. (Section 5.02)

    The holders of not less than a majority of the principal amount of the outstanding debt securities of any series may rescind a declaration of acceleration and its consequences with respect to the debt securities of this series if:

  •
  all existing events of default, other than the nonpayment of principal of and interest on the debt securities of that series that have become due solely as a result of such declaration of acceleration, have been cured or waived;

  •
  to the extent lawful, interest on overdue interest and on overdue principal that has become due otherwise than by reason of such acceleration has been paid;

  •
  the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and

  •
  all amounts due to the trustee under the indenture have been paid.
  (Section 5.02)

    Each indenture requires us to file annually with the trustee a certificate of our principal executive, financial or accounting officer as to the knowledge of the officer of our compliance with all conditions and covenants under the indenture. (Section 7.04)

Modification of the Indentures

    Together with the trustee, we may modify the indentures without the consent of the holders for limited purposes, including adding covenants or events of default, establishing forms or terms of debt securities, curing ambiguities and making certain other changes which do not adversely affect the holders in any material respect. (Section 9.01)

    Together with the trustee, we may make modifications and amendments to each indenture with the consent of the holders of a majority in principal amount of the outstanding debt securities of all affected series. However, without the consent of each affected holder, no modification may:

  •
  change the stated maturity or interest payment date of any debt security;

  •
  reduce the principal, premium (if any) or rate of interest on any debt security;

  •
  change any place of payment or the currency in which any debt security is payable;

  •
  impair the right to enforce any payment after the stated maturity, payment, or redemption date;

  •
  reduce the percentage of holders of outstanding debt securities of any series required to consent to any modification, amendment or waiver under the indenture;

  •
  change the redemption provisions of the indenture in a manner adverse to a holder; or

  •
  change the provisions of the indenture which relate to its modification or amendment. (Section 9.02)

Governing Law

    The indentures and the debt securities will be governed by, and construed under, the laws of the State of Wisconsin.

Concerning The Trustees

    We may from time to time maintain lines of credit, and have other customary banking relationships, with the trustee under the senior indenture or the trustee under the subordinated indenture.

Senior Debt Securities

    The senior debt securities will be unsecured and will rank equally with the $150,000,000 principal amount 7.00% Senior Notes due November 1, 2009, presently outstanding under the senior indenture and with all of our other unsecured and non-subordinated debt.

    Our failure to pay when due, subject to any applicable grace period, any principal of, or interest on, any indebtedness for borrowed money incurred or guaranteed by us in the aggregate principal amount of at least $50,000,000 constitutes an event of default under the senior indenture.

    We agree in the senior indenture that so long as any senior debt securities are outstanding, we will own, directly or indirectly, all of the shares of voting common stock of Wisconsin Public Service Corporation now or hereafter issued and outstanding, unless we transfer or sell these shares in a transaction which complies with the provisions of the senior indenture relating to our merger, consolidation or sale of substantially all of our properties. See "Limitation on Merger, Consolidation and Certain Sales of Assets" in this Prospectus. (Section 10.08)

    We agree in the senior indenture that so long as any senior debt securities are outstanding, we will not pledge or grant a security interest in, or permit any pledge, security interest or other lien upon, any common stock of any of our subsidiaries owned directly or indirectly by us to secure any indebtedness for money borrowed, without making effective provision to secure the senior debt securities equally and ratably with the other indebtedness and any other indebtedness similarly entitled to be equally and ratably secured. This restriction will not apply, however, to (l) the creation or existence of any pledge, security interest, or encumbrance upon any of the common stock of our subsidiaries (A) created at the time of our acquisition of the common stock or within one year after our acquisition of the common stock to secure all or a portion of the purchase price for the common stock or (B) existing on the common stock at the time of our acquisition of it, or (2) any extension, renewal or refunding of any pledge, security interest, or encumbrance described in clause (1). (Section 10.09)

Subordinated Debt Securities

    The subordinated debt securities will be unsecured. The subordinated debt securities will be subordinate in right of payment to all senior indebtedness. (Section 14.01 of Subordinated Indenture) In addition, claims of our subsidiaries' creditors and preferred shareholders generally will have priority with respect to the assets and earnings of the subsidiaries over the claims of our creditors, including holders of the subordinated debt securities, even though those obligations may not constitute senior indebtedness. The subordinated debt securities, therefore, will be effectively subordinated to creditors, including trade creditors, and preferred shareholders of our subsidiaries.

    The subordinated indenture defines "senior indebtedness" to mean the principal of, premium, if any, and interest on:

  •
  all of our indebtedness for money borrowed;

  •
  indebtedness evidenced by securities, debentures, bonds or other similar instruments issued by us;

  •
  all of our capital lease obligations;

  •
  all of our obligations issued or assumed as the deferred purchase price of property, all of our conditional sales contracts and all of our obligations under any title retention agreements (but excluding trade accounts payable arising in the ordinary course of business);

  •
  all of our obligations for reimbursement on any letter of credit, banker's acceptance, security purchase facility or similar credit transaction;

  •
  all obligations of the types previously described of other persons for the payment of which we are responsible or liable as obligor, guarantor or otherwise; and

  •
  all obligations of the types previously described of other persons secured by any lien on any of our property, whether or not such obligation is assumed by us.

    However, the term "senior indebtedness" will not include:

  •
  our 7.00% Junior Subordinated Deferrable Interest Debentures due 2038;

  •
  any indebtedness which is by its terms subordinated to, or pari passu with, the subordinated debt securities; or

  •
  any of our obligations to any of our affiliates.

    There is no limitation under either indenture on our ability to issue additional senior indebtedness. The senior debt securities constitute senior indebtedness under the subordinated indenture. The subordinated debt securities will rank equally with our other subordinated indebtedness.

    Under the subordinated indenture, no payment may be made on the subordinated debt securities, including any redemption or sinking fund payment if:

  •
  any of our senior indebtedness has not been paid when due and any applicable grace period has ended and the default has not been cured or waived or ceased to exist, or

  •
  the maturity of any senior indebtedness has been and remains accelerated as a result of a default.

    In the event that we pay or distribute our assets to creditors upon any dissolution, winding-up, liquidation or reorganization of us, whether voluntary or involuntary, the holders of senior indebtedness will be entitled to receive payment in full of the senior indebtedness before the holders of subordinated debt securities are entitled to receive or retain any payment. Until the senior indebtedness is paid in full, any payment or distribution to which holders of subordinated debt securities would be entitled but for the subordination provisions of the subordinated indenture will be made to holders of the senior indebtedness. (Section 14.03 of Subordinated Indenture) If a distribution is made to holders of subordinated debt securities that, due to the subordination provisions, should not have been made to them, those holders of subordinated debt securities are required to pay it over to the holders of the senior indebtedness or their representatives or trustees, as their interests may appear. (Section 14.03 of Subordinated Indenture)

    As a result of the subordination provisions contained in the subordinated indenture, in the event of our insolvency, our creditors who are holders of senior indebtedness may recover more, ratably, than the holders of subordinated debt securities.

DESCRIPTION OF COMMON STOCK

    We are authorized to issue up to 100,000,000 shares of capital stock consisting of one class only, designated as "common stock" with a par value of $1.00 per share. As of April 24, 2001, 28,132,267 shares of our common stock were issued and outstanding.

    The outstanding shares of our common stock are, and any additional shares which we may offer will be, listed on the New York Stock Exchange under the symbol "WPS."

Dividend and Liquidation Rights

    All shares of our common stock will participate equally with respect to dividends and rank equally upon liquidation, subject to the rights of holders of any prior ranking stock which our shareholders may authorize in the future. In the event of our liquidation, dissolution or winding up, the owners of our common stock are entitled to receive pro rata the assets and funds remaining after satisfaction of all of our creditors and payment of all amounts to which owners of prior ranking stock, if any, then outstanding may be entitled.

Voting Rights

    Except as otherwise described in the immediately following paragraphs and under "Certain Statutory and Other Provisions" below, every holder of our common stock has one vote for each share.

    Our shareholders do not have cumulative voting rights. As a result, the holders of shares entitled to exercise more than 50% of the voting power of shares entitled to vote, represented at a meeting at which a majority of the shares entitled to vote is represented, are entitled to elect all of the directors to be elected at the meeting. Under our articles of incorporation and by-laws, our board of directors is divided into three classes. One class is elected each year for a three-year term.

Provisions of Our Articles of Incorporation with Possible Anti-takeover Effects

    In addition to the provisions of our articles of incorporation and by-laws dividing our board of directors into three classes, certain other provisions of our articles of incorporation may have the effect of delaying, deferring or preventing a change in control of our company.

    Article 5 of our articles of incorporation provides that, subject to the exception discussed below, a director may be removed only for cause by the affirmative vote of shareholders possessing a majority of the voting power of the then outstanding shares of voting stock. As defined in article 5, "cause" exists only if the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal or such director has been adjudged to be liable for negligence or misconduct in the performance of his duty to us in a matter which has a materially adverse effect on our business, and such adjudication is no longer subject to direct appeal. Article 5 also provides for the removal of a director by the shareholders without cause when such removal is recommended by the "requisite vote" of the directors and approved by the affirmative vote of shareholders possessing a majority of the voting power of the then outstanding shares of voting stock. Our articles of incorporation define the term "requisite vote" as the affirmative vote of at least two-thirds of the directors then in office plus one director. Unless "cause" is established or removal is recommended by the requisite vote of the directors, a director may not be removed from office even if shareholders possessing a majority of the voting power favor such action. Additionally, pursuant to article 5, vacancies on our board of directors, including those resulting from the removal of a director, may be filled for the unexpired portion of the director's term by the majority vote of the remaining members of the board.

    Article 5 of our articles of incorporation provides that those sections of Article III of our by-laws which set forth the general powers, number, qualifications and classification of directors may be amended or repealed only by the affirmative vote of shareholders possessing at least 75% of the voting power of the then outstanding shares of our common stock generally possessing voting rights in the election of directors, or by the requisite vote of the directors. Article 5 of our articles provides that article 5 may itself be amended or repealed only by the affirmative vote of shareholders possessing at least 75% of the voting power of the then outstanding shares of our common stock generally possessing voting rights in the election of directors.

Statutory Provisions with Possible Anti-takeover Effects

    Section 180.1150 of the Wisconsin Business Corporation Law provides that the voting power of shares of an "issuing public corporation," which includes our company, which are held by any person holding in excess of 20% of the voting power in the election of directors of the issuing public corporation's shares shall be limited to 10% of the full voting power of such excess shares. This statutory voting restriction will not apply to shares acquired directly from us, to shares acquired in a transaction incident to which our shareholders vote to restore the full voting power of such shares, either before or after the acquisition of the shares, and under certain other circumstances.

    Except as may otherwise be provided by law, the required affirmative vote of shareholders of a Wisconsin corporation for certain significant corporate actions, including a merger or share exchange with another corporation, sale of all or substantially all of the corporate property and assets, or voluntary liquidation, is a majority of all the votes entitled to be cast on the transaction by each voting group of outstanding shares entitled to vote on the transaction. Sections 180.1130 through 180.1134 of the Wisconsin Business Corporation Law provide generally that, in addition to the vote otherwise required by law or the articles of incorporation of an "issuing public corporation," business combinations not meeting adequacy-of-price standards specified in the statute must be approved by (a) the holders of at least 80% of the votes entitled to be cast and (b) two-thirds of the votes entitled to be cast by the corporation's outstanding voting shares owned by persons other than a "significant shareholder" who is a party to the transaction or an affiliate or associate of such significant shareholder. Section 180.1130 defines "business combination" to include, subject to certain exceptions, a merger or share exchange of the issuing public corporation or any of its subsidiaries with, or the sale or other disposition of substantially all assets of the issuing public corporation to, any significant shareholder or affiliate thereof. The statute defines "significant shareholder" generally to mean a person that is the beneficial owner of 10% or more of the voting power of the outstanding voting shares of the issuing public corporation.

    Sections 180.1140 through 180.1145 of the Wisconsin Business Corporation Law provides that a "resident domestic corporation," which includes our company, may not engage in a "business combination" with an "interested stockholder" within three years after the date on which the interested stockholder acquired his or her 10% or greater interest, unless the corporation's board of directors approved the business combination, or the acquisition of the 10% or greater interest, before the stock acquisition date. The statute defines "interested stockholder" as a person beneficially owning 10% or more the aggregate voting power of the stock of such corporation. If the interested stockholder fails to obtain such approval by the board of directors, then even after the three-year period, the interested stockholder may complete a business combination with the corporation only with the approval of the holders of a majority of the voting stock not beneficially owned by the interested stockholder, unless the combination satisfies certain adequacy-of-price standards intended to provide a fair price for shares held by non-interested shareholders.

    Section 196.795 of the Wisconsin statutes applies to holding companies of Wisconsin public utilities, i.e., companies owning beneficially 5% or more of the voting securities of entities owning, operating, managing or controlling a plant or equipment in the state of Wisconsin for the production, transmission, delivery or furnishing of heat, light, water or power directly or indirectly to or for the public. The statute states that no person may hold or acquire directly or indirectly more than 10% of the outstanding voting securities of a public utility holding company with the unconditional power to vote such securities unless the Public Service Commission of Wisconsin determines, after investigation and an opportunity for hearing, that such holding or acquisition is in the best interests of utility customers, investors and the public. Section 196.795 of the Wisconsin statutes applies to our company.

Section 196.795(5)(L) of the Wisconsin Statues requires that with the exception of certain holding companies organized before November 28, 1985, any corporation that is a holding company of a Wisconsin public utility must be incorporated under the Wisconsin Business Corporation Law. This provision would apply to any company which becomes the beneficial owner of 5% or more of the voting securities of our company.

    The sections of the Wisconsin law described in the preceding paragraphs and certain provisions of our articles and by-laws, could have the effect, among others, of discouraging takeover proposals for our company or impeding a business combination between us and one of our major shareholders.

Preemptive Rights; Common Stock Purchase Rights

    No holder of our common stock has any preemptive or subscription rights to acquire shares of our common stock except for the common stock purchase rights attached to each share of our common stock.

    On December 12, 1996, our board of directors approved the issuance to shareholders as of December 16, 1996, of a dividend of one right for each outstanding share of our common stock. A right will also attach to each share of our common stock which we may offer pursuant to this prospectus and a prospectus supplement. These rights are not presently exercisable, but ten days after a person or group acquires 15% or more of our common stock or ten business days (subject to extension) after a person or group announces a tender offer to acquire at least 15% of our common stock, the rights will become exercisable. These rights will entitle each holder of our common stock to purchase one share of our authorized but unissued common stock for each right. The exercise price of each right is $85. Upon the acquisition by any person or group of 15% or more of our common stock, each right, other than rights held by an acquiring party, will entitle the holder to purchase, at the exercise price, shares of our common stock having a market value of two times the exercise price. The agreement setting forth the terms of the rights excludes from its effect the inadvertent acquisition of 15% or more of our common stock, provided there is prompt divestment to less than 15%. We may redeem the rights or may, under certain circumstances, exchange the rights for shares of our common stock, all as provided and subject to the limitations set forth in the agreement setting forth the terms of the rights; otherwise, such rights expire on December 11, 2006.

    The rights have anti-takeover effects. The rights will cause substantial dilution to a person who attempts to acquire control of our company without the prior approval of our board of directors. The rights will not affect a transaction approved by our board of directors, because our board has the power to redeem the rights in connection with a transaction that it approves.

Conversion Rights, Redemption Provisions and Sinking Fund Provisions.

    Our common stock is not convertible, is not redeemable and has no sinking fund.

Liability to Further Calls or to Assessment

    The shares of our common stock which we may offer pursuant to this prospectus and a prospectus supplement will, upon payment of the purchase price, be fully-paid and non-assessable by us, except for certain statutory personal liability which may be imposed upon shareholders under Section 180.0622(2)(b) of the Wisconsin Business Corporation Law. The substantially identical predecessor to that statute has been judicially interpreted to mean that shareholders of a Wisconsin corporation are subject to personal liability, up to an amount equal to the consideration for which their shares were issued (instead of the aggregate par value in the case of shares with par value, as the statute states), for all debts owing to employees of the corporation for services performed for the corporation, but not exceeding six months service in any one case.

Restriction on Dividends Payable by Wisconsin Public Service Corporation

    We are a holding company, and our ability to pay dividends is largely dependent upon the ability of our subsidiaries to pay dividends to us. The Public Service Commission of Wisconsin has by order restricted our principal subsidiary Wisconsin Public Service Corporation to paying normal dividends on its common stock of no more than 109% of the previous year's common stock dividend. The Public Service Commission of Wisconsin also requires Wisconsin Public Service Corporation to maintain a capital structure (i.e.,the percentages by which each of common stock, preferred stock and debt constitute the total capital invested in a utility) which has a common equity range of 50% to 54%. Each of these limitations may be modified by a future order of the Public Service Commission of Wisconsin. Our right to receive dividends on the common stock of Wisconsin Public Service Corporation is also subject to the prior rights of that corporation's preferred shareholders and to provisions in that corporation's articles of incorporation which limit the amount of common stock dividends which that corporation may pay if its common stock and common stock surplus accounts constitute less than 25% of its total capitalization.

PLAN OF DISTRIBUTION

    We may sell the securities:

  •
  through underwriters,

  •
  through agents, or

  •
  directly to a limited number of institutional purchasers or to a single purchaser.

    The prospectus supplement will set forth the terms of the offering of the securities, including the following:

  •
  the name or names of any underwriters;

  •
  the purchase price and the proceeds we will receive from the sale;

  •
  any underwriting discounts and other items constituting underwriters' compensation;

  •
  any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

  •
  any securities exchanges on which the securities of the series may be listed.

    If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the securities of a series if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

    We may sell the securities directly or through agents designated by us from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the securities, and will set forth any commissions payable by us to that agent. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

    We may authorize agents or underwriters to solicit offers by certain types of institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts. These contracts will provide for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of such contracts will be set forth in the applicable prospectus supplement.

    Agents and underwriters may be entitled to indemnification by us against civil liabilities arising out of this prospectus, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make relating to those liabilities. Agents and underwriters may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

    Each series of debt securities will be a new issue of securities with no established trading market. Any underwriter may make a market in the securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any securities.

LEGAL OPINIONS

    Foley & Lardner, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202, our counsel, will pass upon the validity of the securities offered pursuant to this prospectus and the prospectus supplements.

EXPERTS

    The financial statements and schedules to our Annual Report on Form 10-K for the year ended December 31, 2000 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

    You should rely only on the information contained or incorporated by reference in this prospectus supplement and the attached prospectus. We have not authorized anyone to provide you with different information and if you receive any unauthorized information you should not rely on it. We are not making an offer of these securities in any place where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement or the attached prospectus is accurate as of any date other than the date on the front of the applicable document. If information in this prospectus supplement is inconsistent with the prospectus, this prospectus supplement will apply and will supersede that information in the prospectus.

TABLE OF CONTENTS
Prospectus Supplement

2,000,000 Shares

WPS RESOURCES
CORPORATION

Common Stock

A.G. Edwards & Sons, Inc.

Robert W. Baird & Co.

Edward D. Jones & Co., L.P.

Legg Mason Wood Walker
Incorporated

QuickLinks

Markets Served by WPS Resources' Subsidiaries Regulated Utilities
SUMMARY
Summary Consolidated Financial Information (Amounts in thousands, except per share amounts)
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
WPS RESOURCES
CONSOLIDATED REVENUES (Thousands)
CONSOLIDATED NET INCOME (Thousands)
REGULATED OPERATIONS
Wisconsin Public Service Average Electric Production Cost
NONREGULATED OPERATIONS
WPS Power Development Asset Growth
UNDERWRITING
LEGAL MATTERS
SUMMARY
WHERE YOU CAN FIND MORE INFORMATION
THE COMPANY
USE OF PROCEEDS
DESCRIPTION OF THE DEBT SECURITIES
DESCRIPTION OF COMMON STOCK
PLAN OF DISTRIBUTION
LEGAL OPINIONS
EXPERTS